SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549


                            FORM 11-K


(Mark One)

      [X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
            SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1993

OR

      [ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
            SECURITIES EXCHANGE ACT OF 1934

Commission File Number  2-97669

Full title of the Plan:

Continental Employees
Savings Incentive Plan and Trust


Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Continental Bank Corporation
231 South LaSalle Street
Chicago, Illinois 60697

                                                        Page No.

     Report of Independent Accountants                        1

     Statement of Net Assets Available
       for Plan Benefits                                      2

     Statement of Changes in Net Assets
       Available for Plan Benefits                            3

     Notes to Financial Statements                          4-8

     Supplemental Schedules:

       I.  Schedule of Assets Held for
             Investment                                    9-10

      II.  Allocation of Plan Assets and
             Liabilities - December 31, 1993              11-12


     III.  Allocation of Plan Assets and
             Liabilities - December 31, 1992              13-14

      IV.  Allocation of Plan Income and
             Changes in Net Assets                        15-16


     Signature                                               17

                 REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and
Administrative Committee of
the Continental Employees Savings
Incentive Plan and Trust

In our opinion, the accompanying statement of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the financial position of the Continental Employees Savings Incentive Plan and Trust at December 31, 1993 and 1992, and the results of its operations and the changes in its net assets for the year ended December 31, 1993, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's Administrative Committee; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information included in Schedules I through IV is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




PRICE WATERHOUSE


Chicago, Illinois
June 10, 1994

                      CONTINENTAL EMPLOYEES
                SAVINGS INCENTIVE PLAN AND TRUST

       STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS


                                              December 31,
                                          1993            1992
Assets

Investments:
  Common stock:
    Continental Bank Corporation     $ 13,026,823    $  8,909,241
    Other equity securities                51,713          65,422
  Bonds and notes:
    U.S. Government                     3,799,490       2,090,160
    U.S. Government sponsored           4,032,071       4,251,657
    Corporate                           4,230,118       5,244,824
  Collective investment funds          60,810,591      47,540,864
  Guaranteed investment contracts      41,134,488      41,405,251
  Loans to participants                 9,497,000       8,456,000
    Total investments                 136,582,294     117,963,419

Receivables:
  Accrued interest income                 168,768         160,225
    Total receivables                     168,768         160,225

    Total assets                      136,751,062     118,123,644


Liabilities and Net Assets

Accounts payable                           74,000          29,000
Unsettled investment purchases                 --         174,555

  Total liabilities                        74,000         203,555

Net assets available for Plan
  benefits                           $136,677,062    $117,920,089

     The accompanying notes are an integral part of these statements.

/TABLE

                      CONTINENTAL EMPLOYEES
                SAVINGS INCENTIVE PLAN AND TRUST

               STATEMENT OF CHANGES IN NET ASSETS
                   AVAILABLE FOR PLAN BENEFITS

                                                Year ended
                                               December 31,
                                                   1993
Investment income:
  Interest                                     $  4,957,057
  Dividends                                         284,692
  Other                                              27,357
    Total investment income                       5,269,106


Employer contributions                            2,963,551
Employee contributions                           10,193,303
                                                 18,425,960

Withdrawals paid to participants                 (6,909,148)
Transfers to successor trustee account             (382,367)
Other disbursements                                    (834)
                                                 (7,292,349)

Net realized losses from
  sale of investments                              (300,470)
Net change in unrealized gains or
  losses on investments                           7,923,832
    Net gain on investments                       7,623,362

      Net increase                               18,756,973

Net assets available for
  Plan benefits at
  beginning of year                             117,920,089
Net assets available for
  Plan benefits at
  end of year                                  $136,677,062

     The accompanying notes are an integral part of these statements.


                      CONTINENTAL EMPLOYEES
                SAVINGS INCENTIVE PLAN AND TRUST

                  NOTES TO FINANCIAL STATEMENTS



NOTE A - SIGNIFICANT ACCOUNTING POLICIES:

Investments are stated at market value, except for investments in contracts held with insurance companies which are stated at contract value, and loans to participants which are stated at cost. Contract value is cost plus accrued investment income. Securities that are traded on a national exchange are valued at the last reported sale price on the last business day of the year. Investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and ask prices. The market value of the units in collective investment funds is based upon quoted redemption values on the last business day of the calendar year.

Realized gains or losses represent the differences between the proceeds received and the market value at the beginning of the year (or purchase price if acquired during the year) of investments sold, net of brokerage commissions. The change in market value during the year is reflected in the Statement of Changes in Net Assets Available for Plan Benefits as the net change in unrealized gains or losses on investments. All income earned on collective investment funds, except for Continental's Short-Term Investment Funds, is classified as unrealized or realized gains or losses in the Statement of Changes in Net Assets Available for Plan Benefits.

NOTE B - DESCRIPTION OF THE PLAN:

The Continental Employees Savings Incentive Plan and Trust (the
Plan) covers substantially all full-time and part-time salaried employees of Continental Bank Corporation (the Company) and its subsidiaries and affiliates. All employees are eligible to contribute to the Plan on an unmatched basis beginning the quarter after their hire date. Matching contributions by the Company begin the first quarter after the employee completes one year of service.

Under the Plan, each participating employee may defer up to 4% of his or her base salary on a pre-tax basis, by directing the Company to contribute to the Plan an amount equal to such deferral. The Company makes a matching contribution of 50% of this amount. The Board of Directors of the Company, at its discretion, may also authorize an additional matching contribution of up to 150% of the participants' contributions.
No such contribution was authorized in 1993.

Any participating employee who elects to defer the full 4% of his or her base salary may also contribute additional amounts not exceeding 11% of base salary for a maximum pre-tax contribution of 15%. Those employees designated as highly compensated according to Internal Revenue Service regulations were restricted to a maximum contribution of 10% until July 31, 1993, 7% from August 1, 1993 to October 31, 1993, and 4% effective
November 1, 1993 in order for the Plan to pass the discrimination test. The maximum allowable contribution by a participating employee was $8,994 for 1993. Salary deferrals and contributions under the Plan are held, invested, and disbursed by the Plan trustee.

A participant's interest in the Company's contribution vests immediately. Each participating employee may allocate both current account balances and future contributions, monthly, in 1% increments to the investment fund or funds selected and described below. In addition, participants who have voluntarily suspended contributions are able to re-enroll on a monthly basis.

Interest Income Fund: The assets of the Interest Income Fund are invested primarily in guaranteed investment contracts issued by insurance companies, but may also be invested in bank investment contracts and other interest-bearing investments. This fund is intended to provide a rate of return that is higher than certificates of deposit and money-market investments. On December 31, 1993, approximately 3,333 employees participated in this fund.

Intermediate Bond Fund: The assets of the Intermediate Bond Fund may be invested in bonds, notes, interest-rate futures and other securities, and real estate investments that have a fixed income return. The Intermediate Bond Fund is designed to meet intermediate-term savings or investment objectives. On
December 31, 1993, approximately 2,103 employees participated in this fund.

International Equity Index Fund: The assets of the International Equity Index Fund are invested in 18 Morgan Stanley Capital International (MSCI) country funds and are managed to closely track the returns of the MSCI Europe, Asia, and Far East Index. The investment objective of this fund is to provide long-term capital appreciation. On December 31, 1993, approximately 1,472 employees participated in this fund.

S&P Midcap Index Fund: The assets of the S&P Midcap Index Fund are invested in the equity securities of 400 middle-market companies not included in the Standard and Poor's (S&P) 500 and are managed to closely track the performance of the S&P Midcap Index. The investment objective of the fund is to provide long-term capital appreciation. On December 31, 1993, approximately 1,845 employees participated in this fund.

S&P 500 Index Fund: The assets of the S&P 500 Index Fund are invested in a widely diversified portfolio of common stocks intended to follow the performance of the S&P 500 Composite Stock Price Index. The investment objective of the fund is to provide long-term growth. On December 31, 1993, approximately 2,357 employees participated in the S&P 500 Index Fund.

Continental Bank Corporation Common Stock Fund: The assets of the Continental Bank Corporation Common Stock Fund may be invested in shares of the Company's common stock or any other security that is a "qualifying employer security," as defined under the Employee Retirement Income Security Act of 1974. At present, except for short-term cash investments prior to stock purchases, the fund is invested in the Company's common stock, which may be purchased on the open market, in private transactions with holders, or directly from the Company. Employees investing in this fund do not own any Company common stock directly, but instead own a proportionate share of the fund. On December 31, 1993, approximately 1,995 employees participated in this fund.

For each of the funds described above, purchased assets may take the form of interests in collective investment trusts or similar pooled funds, including units in various collective investment funds of the Continental Investment Trust for Employee Benefit Plans maintained by Continental Bank N.A., a wholly-owned subsidiary of the Company, for the collective investment of qualified employee benefit plans.

Vested amounts of a participating employee under the Plan are payable upon termination of employment. Under certain limited circumstances, the Plan provides for withdrawals, limited to the participating employee's salary deferrals, prior to termination of employment and for interest-bearing loans. With certain exceptions, there is a 10% penalty, payable in addition to ordinary income taxes, on all early withdrawals and distributions from the Plan.

The Unemployment Compensation Amendments Act of 1992 requires that, effective January 1, 1993, taxable distributions from qualified plans are subject to 20% withholding, unless the participant has the Plan rollover the distribution directly into an Individual Retirement Account or other eligible retirement plan.

Administrative Expenses

All administrative expenses associated with the Plan are paid by the Plan sponsor (the Company).

NOTE C - INCOME TAX STATUS

As a qualified plan under the applicable sections of the Internal Revenue Code, the Plan is exempt from federal income taxes. In addition, contributions made by the Company, as well as participating employees' pre-tax contributions and all investment earnings, are not taxable income to the participating employees until distribution or hardship withdrawal. In general, if a participating employee receives distributions or hardship withdrawals from his or her account, the value of what such participating employee receives, offset by the excludable ratio of after-tax contributions made prior to 1987 (up to the amount not used previously as an offset against such distributions or hardship withdrawals), will be taxable as ordinary income. Under certain circumstances, a lump sum distribution may be taxed under special income averaging rules. In addition, taxation may be deferred if a distribution is transferred to certain other types of qualified retirement plans.

The Tax Reform Act of 1986 made numerous changes in the taxation of withdrawals and distributions to employees. Effective for distributions made after 1986, favorable treatment of lump sum distributions is limited to a one-time election of 5-year forward averaging and only after the individual attains age 59 1/2. Certain other transitional rules exist for those who attained age 50 before 1986. The 10% early withdrawal penalty applies, with certain limited exceptions, to all pre-age 59 1/2 distributions from any qualified plan.

NOTE D - BENEFITS PAYABLE TO PARTICIPANTS

On December 31, 1993 and 1992, benefit obligations of $644,000, and $2,027,000, respectively, were payable to participants. For financial statements, these amounts are included in net assets available for plan benefits. This presentation of payables to participants results in a difference in the net assets available for plan benefits and the changes in net assets available for plan benefits between these financial statements and the related amounts in the Annual Return/Report of Employee Benefit Plan on Form 5500.

Benefit obligations payable to participants by fund were:

($ in thousands)                           1993           1992
Interest Income Fund                       $248         $1,262
Intermediate Bond Fund                       93            209
International Equity Index Fund              73             43
S&P Midcap Index Fund                        71            101
S&P 500 Index Fund                          133            335
Company Common Stock Fund                    26             77
  Total                                    $644         $2,027


NOTE E - TRANSFER TO SUCCESSOR TRUSTEE

In 1993, the Company outsourced a portion of its internal audit services and certain Company employees transferred to the firm providing such services. In connection therewith, $382,367 representing the value of the transferred employees' investments was transferred from the Plan to a successor trustee account.

                                                                                                           SCHEDULE I
                                                                                                            (1 of 2)

                              CONTINENTAL EMPLOYEES
                        SAVINGS INCENTIVE PLAN AND TRUST

                     SCHEDULE OF ASSETS HELD FOR INVESTMENT

                                DECEMBER 31, 1993



                                                       Per share        Number
                                                        or unit        of shares                             Market
Description                                              value         or units            Cost              value   (a)
Investments carried at market value:
  Common stock:
  Continental Bank Corporation                       $    26.38          493,908       $ 8,571,589       $ 13,026,823

Other equity securities:
  New Court Partners Ltd.                             51,713.00                1            58,980             51,713

Bonds and notes:
  U.S. Treas Nts, 8.00%, 05/15/2001                        1.14          750,000           847,344            857,693
  U.S. Treas Nts, 6.25%, 02/15/2003                        1.03          750,000           780,820            775,080
  U.S. Treas Nts, 6.375%, 08/15/2002                       1.04          750,000           748,594            782,227
  U.S. Treas Nts, 7.875%, 07/15/1996                       1.08          500,000           516,094            540,860
  U.S. Treas Nts, 8.625%, 08/15/1997                       1.12          750,000           843,945            843,630
    Total U.S. Government                                                                3,736,797          3,799,490

  Fed. Home Ln Mtg Gold, 9.00%, 02/15/2004                 1.04          312,162           307,252            324,336
  Fed. Home Ln Mtg Gold, 7.10%, 06/15/2017                 1.03          558,000           529,751            572,207
  Fed. Home Ln Mtg Gold, 6.50%, 12/15/2019                 1.02          500,000           515,000            508,335
  FHLMC - GNMA  ARMs, 0.01%, 11/25/2023                    0.16        2,994,953           495,188            475,449
  FHLMC Partn CTF Grp, 6.50%, 07/01/2003                   1.02          241,898           231,012            245,678
  Federal Natl Mtg Assn, 8.50%, 12/25/2014                 1.01          153,452           149,567            154,811
  Federal Natl Mtg Assn, 8.25%, 03/25/2004                 1.05          250,000           233,867            262,180
  Federal Natl Mtg Assn, 7.00%, 01/25/2021                 1.02          500,000           447,968            511,050
  Federal Natl Mtg Assn, 7.00%, 04/25/2019                 1.03          250,000           256,328            256,485
  Federal Natl Mtg Assn, 7.0%, 12/25/2020                  1.03          250,000           250,000            256,345
  Federal Natl Mtg Assn, 11/25/2023                        0.85          246,912           213,295            209,875
  Federal Natl Mtg Assn, ARMs, 3/25/2023                   0.96          267,351           253,482            255,320
    Total U.S. Govt sponsored                                                            3,882,710          4,032,071

  AFC Home Equity Ln, 7.75%, 11/15/2006                    1.06          275,406           274,588            290,751
  American Southwest Finl, 8.90%, 03/01/2018               1.06          500,000           496,563            531,975
  Assoc Corp North Amer, 8.85%, 02/21/1997                 1.11          500,000           522,350            554,550
  Beneficial Corp Mtn B/E, 9.15%, 06/29/1999               1.15          250,000           250,577            287,995
  Chemical Bk Grantor Tr, 9.10%, 10/17/1994                1.01          111,988           112,916            113,423
  General Mtrs Accep Corp, 8.88%, 06/01/2010               1.16          500,000           561,005            580,000
  MDC Mtg Fdg Corp, 8.85%, 03/20/2018                      1.05          244,171           242,568            256,634
  P-B CMO Tr 5, 8.25%, 10/01/2018                          1.03          500,000           466,643            515,255
  Signet Cr Card Tr, 9.00%, 10/15/1995                     1.06          500,000           507,893            529,370
  Philip Morris, 8.75%, 06/01/2001                         1.14          500,000           551,085            570,165
    Total corporate                                                                      3,986,188          4,230,118

    Total bonds and notes                                                               11,605,695         12,061,679


                                                                                                       SCHEDULE I
                                                                                                       (2 of 2)
                              CONTINENTAL EMPLOYEES
                        SAVINGS INCENTIVE PLAN AND TRUST

                     SCHEDULE OF ASSETS HELD FOR INVESTMENT

                                DECEMBER 31, 1993



                                                               Per share         Number
                                                                or unit        of shares                           Market
Description                                                      value          or units          Cost             value   (a)
Collective investment funds:
  231 Prime Trust Fund - Master Trust Sweep                    $    1.00       3,951,621     $  3,951,621       $ 3,951,621
  Continental Guaranteed Investment Contract Fund                  14.75         770,019        9,553,368        11,359,960
  Continental Illinois Investment Trust Fund No. 1              3,459.37               4            9,639            14,045
  State Street Bk Commingled Int'l Index Fund                      26.24         341,547        7,810,746         8,961,853
  State Street Bk Domestic Index Fund                              69.60         312,661       17,920,436        21,759,649
  State Street Bk Midcap Index Fund                                17.85         826,899       11,909,075        14,763,463
    Total collective investment funds                                                          51,154,885        60,810,591

    Total investments carried at market value                                                  71,391,149       $85,950,806

Investments carried at cost:
Guaranteed insurance contracts:(b)
  Commonwealth Insurance                                                                        8,211,266
  Continental Assurance                                                                         3,037,121
  Protective Life Insurance                                                                     3,036,347
  Provident Life & Accident                                                                     3,763,710
  Provident National Assurance                                                                  7,486,617
  Prudential                                                                                   15,599,427
    Total guaranteed investment contracts                                                      41,134,488

Loans to participants(c)                                                                        9,497,000
    Total investments carried at cost                                                          50,631,488

    Total assets held for investment
      at December 31, 1993                                                                   $122,022,637




(a)  The market values of investments on December 31, 1993, as a percentage of net assets available for Plan benefits, for common stocks, other equity securities, bonds and notes, and collective investment funds, were 10%, less than 1%, 9%, and 44%, respectively.  Guaranteed investment contracts were 30% of net assets available for Plan benefits, and loans to participants were 7%.

(b)  Contracts mature between September 30, 1994, and March 31, 1998, and interest ranges from 4.84%
     to 9.43%.  These investments are stated at contract value.

(c)  Interest charged on participant loans during 1993 was 6%.



                                                                                            SCHEDULE II
                                                                                              (1 of 2)



                      CONTINENTAL EMPLOYEES
                SAVINGS INCENTIVE PLAN AND TRUST

            ALLOCATION OF PLAN ASSETS AND LIABILITIES

                        DECEMBER 31, 1993


                                                  Interest                                 International
                                                   Income            Intermediate             Equity
                                                    Fund              Bond Fund             Index Fund
Assets

Investments:
  Common stocks                                 $        --           $        --             $       --
  Other equity securities                            51,713                    --                     --
  Bonds and notes                                        --            12,061,679                     --
  Collective investment funds                    14,174,347               313,921              9,113,638
  Guaranteed investment contracts                41,134,488                    --                     --
  Loans to participants                           5,381,000             1,430,000                267,000
    Total investments                            60,741,548            13,805,600              9,380,638

Receivables:
  Accrued interest income                             7,328               160,516                    187
    Total receivables                                 7,328               160,516                    187
    Total assets                                 60,748,876            13,966,116              9,380,825



Liabilities

Accounts payable                                     29,000                10,000                  9,000
  Total liabilities                                  29,000                10,000                  9,000
    Net assets available for
      Plan benefits                             $60,719,876           $13,956,116             $9,371,825



                                                                                              SCHEDULE II
                                                                                               (2 of 2)

                      CONTINENTAL EMPLOYEES
                SAVINGS INCENTIVE PLAN AND TRUST

            ALLOCATION OF PLAN ASSETS AND LIABILITIES

                        DECEMBER 31, 1993


                                                                                   Company
                                                                                   Common
                                             S&P Midcap           S&P 500           Stock
                                             Index Fund          Index Fund         Fund            Total
Assets

Investments:
  Common stocks                             $        --         $        --     $13,026,823     $ 13,026,823
  Other equity securities                            --                  --              --           51,713
  Bonds and notes                                    --                  --              --       12,061,679
  Collective investment funds                14,975,013          22,055,027         178,645       60,810,591
  Guaranteed investment contracts                    --                  --              --       41,134,488
  Loans to participants                         763,000             840,000         816,000        9,497,000
    Total investments                        15,738,013          22,895,027      14,021,468      136,582,294

Receivables:
  Accrued interest income                           182                 273             282          168,768
    Total receivables                               182                 273             282          168,768
    Total assets                             15,738,195          22,895,300      14,021,750      136,751,062



Liabilities

Accounts payable                                  8,000              15,000           3,000           74,000
  Total liabilities                               8,000              15,000           3,000           74,000
    Net assets available for
      Plan benefits                         $15,730,195         $22,880,300     $14,018,750     $136,677,062



                                                                                              SCHEDULE III
                                                                                                (1 of 2)
                      CONTINENTAL EMPLOYEES
                SAVINGS INCENTIVE PLAN AND TRUST

            ALLOCATION OF PLAN ASSETS AND LIABILITIES

                        DECEMBER 31, 1992


                                                   Interest                                International
                                                    Income           Intermediate             Equity
                                                     Fund              Bond Fund             Index Fund
Assets

Investments:
  Common stocks                                 $        --           $        --             $       --
  Other equity securities                            65,422                    --                     --
  Bonds and notes                                        --            11,586,641                     --
  Collective investment funds                    13,365,464               682,574              3,543,398
  Guaranteed investment contracts                41,405,251                    --                     --
  Loans to participants                           5,077,000             1,289,000                260,000
    Total investments                            59,913,137            13,558,215              3,803,398

Receivables:
  Accrued interest income                             8,087               151,162                    382
    Total receivables                                 8,087               151,162                    382
    Total assets                                 59,921,224            13,709,377              3,803,780



Liabilities

Accounts payable                                     18,000                 3,000                  1,000
Unsettled investment purchases                           --                    --                     --
  Total liabilities                                  18,000                 3,000                  1,000
    Net assets available for
      Plan benefits                             $59,903,224           $13,706,377             $3,802,780


                                                                                              SCHEDULE III
                                                                                                 (2 of 2)

                      CONTINENTAL EMPLOYEES
                SAVINGS INCENTIVE PLAN AND TRUST

            ALLOCATION OF PLAN ASSETS AND LIABILITIES

                        DECEMBER 31, 1992


                                                                                   Company
                                                                                   Common
                                            S&P Midcap           S&P 500           Stock
                                            Index Fund          Index Fund          Fund          Total
Assets

Investments:
  Common stocks                            $        --         $        --      $ 8,909,241   $  8,909,241
  Other equity securities                           --                  --               --         65,422
  Bonds and notes                                   --                  --               --     11,586,641
  Collective investment funds               10,541,601          19,188,261          219,566     47,540,864
  Guaranteed investment contracts                   --                  --               --     41,405,251
  Loans to participants                        664,000             566,000          600,000      8,456,000
    Total investments                       11,205,601          19,754,261        9,728,807    117,963,419

Receivables:
  Accrued interest income                          293                 193              108        160,225
    Total receivables                              293                 193              108        160,225
    Total assets                            11,205,894          19,754,454        9,728,915    118,123,644



Liabilities

Accounts payable                                 1,000               5,000            1,000         29,000
Unsettled investment purchases                      --                  --          174,555        174,555
  Total liabilities                              1,000               5,000          175,555        203,555
    Net assets available for
      Plan benefits                        $11,204,894         $19,749,454      $ 9,553,360   $117,920,089



                                                                                                 SCHEDULE IV
                                                                                                  (1 of 2)
                      CONTINENTAL EMPLOYEES
                SAVINGS INCENTIVE PLAN AND TRUST

       ALLOCATION OF PLAN INCOME AND CHANGES IN NET ASSETS

                  YEAR ENDED DECEMBER 31, 1993



                                                  Interest                              International
                                                   Income           Intermediate            Equity
                                                    Fund             Bond Fund           Index Fund
Investment income:
  Interest                                     $ 3,640,604           $ 1,084,991           $   27,892
  Dividends                                             --                    --                   --
  Other                                             21,405                    21                   --
    Total investment income                      3,662,009             1,085,012               27,892

Employer contributions                           1,220,819               340,524              184,406
Employee contributions                           3,646,200             1,256,950              699,640
Transfers from related funds                       619,565               118,113            4,239,179
                                                 9,148,593             2,800,599            5,151,117

Withdrawals paid to participants                (3,947,957)             (675,506)            (325,593)
Transfers to related funds                      (4,873,364)           (1,761,125)            (545,994)
Transfers to successor trustee account            (161,225)              (33,655)             (23,576)
Other disbursements                                     --                  (834)                  --
                                                (8,982,546)           (2,471,120)            (895,163)
Net realized gains(losses) from
  sale of investments                                   --              (199,910)            (224,082)
Net change in unrealized gains or
  losses on investments                            650,605               120,170            1,537,173
  Net gain (loss) on investments                   650,605               (79,740)           1,313,091
    Net increase (decrease)                        816,652               249,739            5,569,045

Net assets available for Plan
  benefits at beginning of year                 59,903,224            13,706,377            3,802,780

Net assets available for Plan
  benefits at end of year                      $60,719,876           $13,956,116           $9,371,825



                                                                                                 SCHEDULE IV
                                                                                                  (2 of 2)
                      CONTINENTAL EMPLOYEES
                SAVINGS INCENTIVE PLAN AND TRUST

       ALLOCATION OF PLAN INCOME AND CHANGES IN NET ASSETS

                  YEAR ENDED DECEMBER 31, 1993


                                                                                   Company
                                                                  S&P 500          Common
                                               S&P Midcap          Index            Stock
                                               Index Fund          Fund             Fund           Total
Investment income:
  Interest                                    $    56,950      $    93,970      $    52,650    $  4,957,057
  Dividends                                            --               --          284,692         284,692
  Other                                                --            5,931               --          27,357
    Total investment income                        56,950           99,901          337,342       5,269,106

Employer contributions                            384,619          600,946          232,237       2,963,551
Employee contributions                          1,428,816        2,290,466          871,231      10,193,303
Transfers from related funds                    2,119,975          284,849        2,020,043       9,401,724
                                                3,990,360        3,276,162        3,460,853      27,827,684

Withdrawals paid to participants                 (538,659)        (900,474)        (520,959)     (6,909,148)
Transfers to related funds                       (548,412)      (1,093,487)        (579,342)     (9,401,724)
Transfers to successor trustee account            (41,486)        (122,425)              --        (382,367)
Other disbursements                                    --               --               --            (834)
                                               (1,128,557)      (2,116,386)      (1,100,301)    (16,694,073)
Net realized gains(losses) from
  sale of investments                               4,468           49,943           69,111        (300,470)
Net change in unrealized gains or
  losses on investments                         1,659,030        1,921,127        2,035,727       7,923,832
  Net gain (loss) on investments                1,663,498        1,971,070        2,104,838       7,623,362
    Net increase (decrease)                     4,525,301        3,130,846        4,465,390      18,756,973

Net assets available for Plan
  benefits at beginning of year                11,204,894       19,749,454        9,553,360     117,920,089

Net assets available for Plan
  benefits at end of year                     $15,730,195      $22,880,300      $14,018,750    $136,677,062

/TABLE

                            SIGNATURE




Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.




                                Continental Employees
                           Savings Incentive Plan and Trust




DATE:  June 29, 1994       By /s/  Kevin J. Hallagan
                                   Kevin J. Hallagan
                               Chairman of the Committee

                          EXHIBIT INDEX



Exhibit                        Document

  23                      Consent of Independent
                            Accountants